EXHIBIT 4.2

SECURITY CAPITAL ASSURANCE LTD
Certificate of Claude LeBlanc
pursuant to authority vested by the Subcommittee of the Finance and Risk Oversight
 Committee; which Subcommittee has been established pursuant to meetings of the
Board of Directors held on February 27, 2007 and the meetings of the Finance and Risk Oversight Committee held on March 23, 2007

WHEREAS, at a meeting held on February 27, 2007, the Board of Directors (the “Board of Directors”) of Security Capital Assurance Ltd (the “Company”) resolved that the Company may issue and sell (the “Issuance”), at any time or from time to time, up to US$350 million of long-term debt and/or preference securities and delegated to the Finance and Risk Oversight Committee of the Board of Directors (the “FROC”) and/or any subcommittee thereof appointed thereby, either of which committees or subcommittees being given full power to sub-delegate to a subcommittee appointed thereby, the right and power to determine all of the terms and conditions of each and any such Issuance (including, without limitation, the terms and conditions of any such securities, the manner of issuance and sale thereof, all pricing and pricing-related terms, and whether or not any replacement capital covenant ought to be provided for rating agency and/or similar purposes, and to execute under hand or seal any other documents, agreements, contracts, instruments and certificates to which the Company is a party or is affected, and considered to be necessary, desirable or advisable to in connection with any such Issuance).

WHEREAS, at a meeting of the FROC held on March 23, 2007 the FROC approved certain transactions and documents generally and delegated to a subcommittee (the “Subcommittee”) consisting of Paul S Giordano, Michael P. Esposito and Robert M. Lichten the full right and power to determine all of the terms and conditions of each and any such issuance.

WHEREAS, at a meeting of the Subcommittee held on March 29, 2007 the Subcommittee delegated to either Paul Giordano or Claude LeBlanc, each with the authority to act individually, the authority to determine the liquidation preference of the Company’s Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares (the “Preference Shares”) of either US$25 or US$1,000 per share.

WHEREAS, the undersigned has determined it is in the best interests of the Company that the Preference Shares be issued with a liquidation of US$1,000 per share.

NOW THEREFORE, after full and careful consideration of the legal, commercial and financial consequences, direct and indirect, of the determination as to liquidation preference of the Preference Shares, I, Claude LeBlanc, on March 29, 2007, do hereby determine that the liquidation preference of the Preference Shares shall be US$1,000 per share.

SECURITY CAPITAL ASSURANCE LTD
/s/ Claude LeBlanc
Name:	Claude LeBlanc
Title	Executive Vice President, Corporate Development and Strategy